FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Byrne John Joseph	2. Issuer Name and Ticker or Trading Symbol White Mountains Insurance Group, Ltd. (WTM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o White Mountains Insurance Group, Ltd. 80 South Main Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 8, 2003
(Street) Hanover, NH 03755		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares								403,607	D
Common Shares								380,909(1)	I	by GRAT
Common Shares (restricted)								25,000	D
Common Shares								2(2)	I	401K
Common Shares								277,300(3)	I	by GRAT
Common Shares	4/8/03	4/8/03						50,000(4)	I	by GRAT
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Represents shares held in a Grantor Retained Annuity Trust (the Jack Byrne 2001 Grat No.1) dated May 15, 2001 (the "Trust"). The Reporting Person originally contributed a total of 650,000 shares into the Trust on May 15, 2001. At December 31, 2002, 380,909 shares remain in the Trust following a 2002 mandatory distribution. The remaining shares in the Trust continue to be beneficially owned by Mr. Byrne indirectly.
(2) The information in this report is based on a plan statement dated as of March 31, 2003.
(3) Represents 277,300 shares contributed by the Reporting Person to a Grantor Retained Annuity Trust (the Jack Byrne 2003 GRAT No. 1 (the "2003 GRAT No. 1")) on March 14, 2003. The shares held in the 2003 GRAT No. 1. continue to be beneficially owned by Mr. Byrne indirectly.
(4) Represents 50,000 shares contributed by the Reporting Person to a Grantor Retained Annuity Trust (the Jack Byrne 2003 GRAT No. 2 (the "2003 GRAT No. 2")) on April 8, 2003. The shares held in the 2003 GRAT No. 2 continue to be beneficially owned by Mr. Byrne indirectly.

By: /s/ John J. Byrne **Signature of Reporting Person	April 9, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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